SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)


                          Santa Fe Pacific Corporation
                   -----------------------------------------
                                (Name of Issuer)


                                 Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   802183103
                   -----------------------------------------
                                 (CUSIP Number)


                              Robert M. Hart, Esq.
              Senior Vice President, General Counsel and Secretary
                             Alleghany Corporation
                               Park Avenue Plaza
                           New York, New York  10055
                                 (212) 752-1356
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   Copies to:
                             Aileen C. Meehan, Esq.
                        Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                           New York, New York  10112
                                 (212) 632-3338


                                  March 3, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


              Check the following box if a fee is being paid with this statement [ ].

              CUSIP No. 802183103
                        ----------

              --------------------------------------------------------
              1.   Name of Reporting Person
                   S.S. or I.R.S. Identification No. of Above Person

                   Alleghany Corporation
                   51-0283071
              --------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]
                   (b) [ ]
              --------------------------------------------------------
              3.   SEC Use Only

              --------------------------------------------------------
              4.   Source of Funds (See Instructions)

                   WC, BK
              --------------------------------------------------------
              5.   Check if Disclosure of Legal Proceedings is
                   Required
                   Pursuant to Items 2(d) or 2(e)        .
                                                  -------
              --------------------------------------------------------
              6.   Citizenship or Place of Organization

                   Delaware

              --------------------------------------------------------
              Number of          7.  Sole Voting Power
              Shares                 11,846,958
              Beneficially           ------------------------
              Owned by           8.  Shared Voting Power
              Each Reporting         6,215,038
              Person With            ------------------------
                                 9.  Sole Dispositive Power
                                     11,846,958
                                     ------------------------

                                 10. Shared Dispositive Power
                                     6,215,038
                                     ------------------------
              --------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each
                   Reporting Person
                   18,061,996
              --------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                     -------
              -------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   11.8%*

              --------------------------------------------------------
              14.  Type of Reporting Person (See Instructions)
                   CO

              --------------------------------------------------------

              * As reported in the press release issued by Santa Fe Pacific on March 3, 1995.

                        This statement is filed by Alleghany Corporation

              ("Alleghany"), a Delaware corporation having its principal executive offices at Park Avenue Plaza, New York, New York

              10055, and relates to shares of the Common Stock, par value

              $1.00 per share (the "Common Stock"), of Santa Fe Pacific

              Corporation, a Delaware corporation ("Santa Fe Pacific").

              The address of Santa Fe Pacific's principal executive offices is 1700 East Golf Road, Schaumburg, Illinois, 60173-5860.

              This Amendment No. 6 amends the Schedule 13D Statement filed by Alleghany on September 22, 1994, as amended by Amendment

              Nos. 1, 2, 3, 4 and 5 filed on October 14, 1994, November 14,

              1994, January 24, 1995, January 25, 1995 and February 6,

              1995, respectively, by furnishing the information set forth below.

              Item 4.   Purpose of the Transaction.
              ------    --------------------------

                        The information previously furnished in response to

              Item 4 is hereby updated and supplemented as follows:

                        On March 3, 1995, Santa Fe Pacific announced that

              John J. Burns, Jr., President and chief executive officer of

              Alleghany, has been elected to the Board of Directors of

              Santa Fe Pacific, effective March 28, 1995.  In his capacity as a director of Santa Fe Pacific, Mr. Burns will participate in consideration of matters relating to Santa Fe Pacific and its business.

              Item 5.   Interest in Securities of the Issuer.
              ------    ------------------------------------

                        The information previously furnished in response to

              Item 5 is hereby updated and supplemented as follows:

                        Attached hereto as Appendix III is a list of the

              number of shares and percentage of Santa Fe Pacific Common

              Stock, if any, beneficially owned by each of the persons

              listed in Appendix I who owned any shares of Santa Fe Pacific

              Common Stock as of March 3, 1995.

                                        SIGNATURE
                                        ---------
                        After reasonable inquiry and to the best of my

              knowledge and belief, I certify that the information set

              forth in this Amendment No. 6 is true, complete and correct.

              Dated:  March 3, 1995


                                            ALLEGHANY CORPORATION


                                            By: /s/ Robert M. Hart
                                                ------------------
                                                Robert M. Hart
                                                 Senior Vice President,
                                                 General Counsel and
                                                 Secretary

                                      APPENDIX III


                        On March 1, 1995, John J. Burns, Jr., President and
              chief executive officer of Alleghany, acquired 1,000 shares of Common Stock of Santa Fe Pacific, constituting less than 0.1% of the outstanding shares of Common Stock of Santa Fe Pacific. Such shares were purchased in a transaction on the New York Stock Exchange at a purchase price of $21.25 per share. Mr. Burns has sole power to vote and sole power to dispose of such shares, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.